Residential Accredit Loans, Inc.
                                     Depositor

                          Residential Funding Corporation
                                  Master Servicer

                  Mortgage Asset-Backed Pass-Through Certificates
                                  Series 1997-QS5

                    $ 4,263,750     8.00%     Class M-2 Certificates


                         Supplement dated February 17, 1999
                                         to
                          Supplement dated January 7, 1999
                                         to
                     prospectus supplement dated June 23, 1997
                                         to
                          prospectus dated August 22, 1996
                                     ----------

Residential Funding Securities Corporation, an affiliate of the depositor, will offer to the public the Class M-2 Certificates on a best efforts basis, from time to time, directly or through dealers. The termination of the offering of the Class M-2 Certificates will be the earlier to occur of February 19, 2000 or the date on which all of the Class M-2 Certificates have been sold. Proceeds of such offering will not be placed in escrow, trust or any similar arrangement. The proceeds to the depositor from any sale of the Class M-2 Certificates will be equal to the purchase price paid by the purchaser thereof, net any expenses payable by the depositor and any compensation payable to RFSC and any dealer.

The mortgage pool consists of 1,200 mortgage loans with an outstanding aggregate principal balance of approximately $117,660,496 as of December 1, 1998, after deducting payments of principal due on or prior to that date.

The principal balance of the Class M-2 Certificates after the January 25, 1998 payment date will represent approximately 3.62% of the mortgage pool.

As of January 1, 1999, twenty-nine mortgage loans, representing approximately 2.73% of the mortgage loans, were 30 to 59 days delinquent; four mortgage loans, representing approximately 0.26% of the mortgage loans, were 60 to 89 days delinquent; six mortgage loans, representing approximately 0.46% of the mortgage loans, were 90 or more days delinquent; and nine mortgage loans, representing approximately 1.07% of the mortgage loans, were in foreclosure. A mortgage loan is considered to be "30 to 59 days",
"60 to 89 days" or "90 or more days" delinquent when a payment due on any due date remains unpaid as of the close of business on the last business day immediately prior to the next following monthly due date, the second next following monthly due date or the third next following monthly due date, respectively. The determination as to whether a mortgage loan falls into a category is made as of the close of business on the last business day of each month. Delinquency information presented herein as of January 1, 1999 was determined and prepared as of the close of business on December 31, 1999.
                    --------------------------------------------

                     Residential Funding Securities Corporation
                                 February 17, 1999


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